Filed by The Procter & Gamble Company
Commission File No. 001-00434
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: The Procter & Gamble Company
Commission File No. 001-00434

The following is a letter delivered to employees of The Procter & Gamble Company (“P&G”) via the P&G intranet site on September 1, 2016.

September 1, 2016

P&G Colleagues:

Today we are announcing the launch of a share exchange offer in connection with the transfer of select P&G Specialty Beauty brands to Coty Inc.

This is the next step towards completion of the Coty transaction and a significant step forward in our effort to simplify and streamline our portfolio and operations to better enable balanced top- and bottom-line growth, and leadership value creation.

When we announced our agreement with Coty last July, we shared our intent to structure this agreement in a way that maximizes value for P&G shareholders, by being tax-efficient and minimizing earnings dilution. This is fully consistent with that intent.

The exchange offer provides P&G shareholders the opportunity to exchange shares of P&G common stock for shares of Galleria Co. common stock, which will convert into shares of Coty class A common stock upon completion of the merger which we expect to happen in October. The exchange and the merger are expected to be tax-free to participating P&G shareholders for U.S. federal income tax purposes.

Participation in the exchange offer is voluntary, and shareholders have the option to tender none, some or all of their P&G shares. Shares held directly, in P&G’s Direct Stock Purchase Plan, or in brokerage accounts, banks or similar institutions may be tendered by following the instructions provided in the offering materials. However, shares held in employee benefit plans such as the P&G Profit Sharing Trust and Employee Stock Ownership Plan or the P&G International Stock Ownership Plan cannot be tendered in the exchange offer.

Further details can be found in this news release or by visiting the website that we have created to facilitate the exchange process. Answers to frequently asked questions for employees can be found here.

Given the complex nature of exchange offers, it is not unusual for there to be significant media attention throughout the process. Should there be any significant changes that warrant additional perspective, we will share updates via PGOne. Otherwise, we will next update you when we will announce the results of the exchange offer.

I want to take this opportunity to acknowledge the efforts, and importantly the results, of the many employees who remain fully committed to the businesses that will transition to Coty, and recognize their continued focus, dedication and professionalism. I also want to recognize the efforts of all the employees who are working to ensure a smooth transition. Thank you.

Jon Moeller

Additional Information

Galleria Co. and Coty have filed registration statements with the U.S. Securities and Exchange Commission (“SEC”) registering the shares of Galleria Co. common stock and shares of Coty class A common stock to be issued to P&G shareholders in connection with the P&G Beauty Brands transaction. Coty has also filed a definitive information statement on Schedule 14C with the SEC that has been sent to the shareholders of Coty. In connection with the exchange offer for the shares of P&G common stock, P&G filed on September 1, 2016 a tender offer statement on Schedule TO with the SEC. P&G shareholders are urged to read the prospectus included in the registration statements, the tender offer statement and any other relevant documents because they contain important information about Galleria Co., Coty and the proposed transaction. The prospectus, information statement, tender offer statement and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. The documents can also be obtained free of charge from P&G upon written request to The Procter and Gamble Company, c/o D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005 or by calling (212) 269-5550 (for banks and brokers) and (877) 297-1747 (for all other callers) , and from Coty upon written request to Coty Inc., Investor Relations, 350 Fifth Avenue, New York, New York 10118 or by calling (212) 389-7300.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.